January 7, 2010


Messrs. John Reynolds and Louis Rambo
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561

Re:  Essense Water, Inc. Form S-1 - File No. 333-162824

Gentlemen:

Thank you for your review of Amendment No.1 to the Company's Form S-1, as filed on December 10, 2009 and your related response dated December 29, 2009.

The Company has made what it feels are the appropriate changes in response to and as set forth in your comments and will have filed its Amendment No. 2 on EDGAR by the time you receive a hard copy this reply.

Enclosed with this cover letter are three "marked" copies of our Amendment No. 2 to help expedite your review. The respective comment numbers have been provided and circled in the margins to the left of where the applicable change was made.

Set forth below are our responses, provided to help key you to the areas within the Prospectus that have been modified, as per the comments provided by way of your review. Each is numbered according to your specific comment.

1. A new section has been added to the Summary Disclosure section, see Page 2. Also, see additional language added to earlier Risk and New Risk on Page 10.

2. See additional language added on Cover page, reference on Page 2, and new language added in item 1 on Page 29.

3. See new language added to the Risk on Page 5. Also see Pages 32 for expanded and new language.

4. See expanded Risk and new Risk on page 10 and new language added on Page 12.

5. See line item added at bottom of Table and note (2) at bottom of Page 15.

6. In reference to Item 504 requirements, please note that the table has now been "prioritized" and ranked in order of expense categories based on the amount funds that may be received, with language added to this fact. The prior language stating we "reserve" right to change, etc. has been removed now that the priority of usage has been added.

7. See new paragraphs to this effect on Page 23. Also, additional language added to Employees section on Page 27.

Messrs. Reynolds and Rambo
January 7, 2010
Page Two


8. See additional language added to Property on Page 27.

9. See added/expanded language on Page 29.

10. This statement was deemed not necessary and has been removed.

11. See added/expanded language on Page 29.

12. See added/expanded language on Page 29.

13. See added/expanded language in Risk and new Risk on Page 10. See also Page 29.

14. See new paragraphs on Page 32.

15. See new sections added on Pages 32 and 33. Also see new Risk on Page 9.

16. This has been revised and added to this Amendment as attachment
23.2.

We trust that these changes will adequately address the comments as set forth in your letter dated December 29, 2010.

Thank you. If you should have any questions as a result of this letter and your review of the Company's Amendment No. 2, please feel to call Kevin Nichols or our counsel, Jeffrey Nichols.

Sincerely,

Essense Water, Inc.


/s/ Kevin Nichols
-----------------
Kevin Nichols
President

enclosures

cc: Mr. Jeffrey Nichols, Esq.